UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Schedule 13D			Amendment No.

Name Of Issuer: 		Paula Financial

Title of Class of Securities: 	Common Stock

CUSIP Number:			703588103

Name Address and Telephone Number of
Person Authorized to Receive Notices and Communications:

Philo Smith
695 East Main Street
Stamford, CT 06901
(203) 348-7365

Date of Event which Requires Filing of this Statement:

October 23rd 2003



CUSIP # 703588103

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
	PHILO SMITH
2. Check the Appropriate Box if a Member of a Group
	(A) [ ]		(B) [X]
3. SEC Use Only

4. Source of Funds (See Instructions)
	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

6. Citizenship or Place of Organization
	United States Citizen

7. Sole Voting Power
	NONE
8. Shared Voting Power
	597,000
9. Sole Dispositive Power
	NONE
10. Shared Dispositive Power
	597,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person
	806,300
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
	12.92%
14. Type of Reporting Person (See Instructions)
	IN

CUSIP # 703588103

1. Names of Reporting Persons I.R.S. Identification Nos. of
   above persons (entities only).
	PHILO SMITH & CO. INC.
2. Check the Appropriate Box if a Member of a Group
	(A) [ ]		(B) [X]
3. SEC Use Only

4. Source of Funds (See Instructions)
	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

6. Citizenship or Place of Organization
	Connecticut
7. Sole Voting Power
	NONE
8. Shared Voting Power
	500,000
9. Sole Dispositive Power
	NONE
10. Shared Dispositive Power
	500,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person
	500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
	8.2%
14. Type of Reporting Person (See Instructions)
	CO


CUSIP # 703588103

1. Names of Reporting Persons I.R.S. Identification Nos. of
   above persons (entities only).
	PSCO PARTNERS LIMITED PARTNERSHIP 06-0921598
2. Check the Appropriate Box if a Member of a Group
	(A) [ ]		(B) [X]
3. SEC Use Only

4. Source of Funds (See Instructions)
	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

6. Citizenship or Place of Organization
	Connecticut
7. Sole Voting Power
	NONE
8. Shared Voting Power
	500,000
9. Sole Dispositive Power
	NONE
10. Shared Dispositive Power
	500,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person
	500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
	8.2%
14. Type of Reporting Person (See Instructions)
	PN


CUSIP # 703588103

1. Names of Reporting Persons I.R.S. Identification Nos. of
   above persons (entities only).
	PSCO PARTNERS LIMITED PARTNERSHIP TWO
2. Check the Appropriate Box if a Member of a Group
	(A) [ ]		(B) [X]
3. SEC Use Only

4. Source of Funds (See Instructions)
	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

6. Citizenship or Place of Organization
	Connecticut
7. Sole Voting Power
	209,300
8. Shared Voting Power
	NONE
9. Sole Dispositive Power
	209,300
10. Shared Dispositive Power
	NONE
11. Aggregate Amount Beneficially Owned by Each Reporting Person
	209,300
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
	3.4%
14. Type of Reporting Person (See Instructions)
	PN


CUSIP # 703588103

1. Names of Reporting Persons I.R.S. Identification Nos. of
   above persons (entities only).
	PSCO FUND LIMITED
2. Check the Appropriate Box if a Member of a Group
	(A) [ ]		(B) [X]
3. SEC Use Only

4. Source of Funds (See Instructions)
	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

6. Citizenship or Place of Organization
	Bermuda
7. Sole Voting Power
	NONE
8. Shared Voting Power
	97,000
9. Sole Dispositive Power
	NONE
10. Shared Dispositive Power
	97,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person
	97,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
	1.6%
14. Type of Reporting Person (See Instructions)
	IV


CUSIP # 703588103

1. Names of Reporting Persons I.R.S. Identification Nos. of
   above persons (entities only).
	PHILO SMITH CAPITAL CORPORATION
2. Check the Appropriate Box if a Member of a Group
	(A) [ ]		(B) [X]
3. SEC Use Only

4. Source of Funds (See Instructions)
	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

6. Citizenship or Place of Organization
	Connecticut
7. Sole Voting Power
	209,300
8. Shared Voting Power
	97,000
9. Sole Dispositive Power
	209,000
10. Shared Dispositive Power
	97,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person
	306,300
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
	5.0%
14. Type of Reporting Person (See Instructions)
	CO


Item 1.		Security and Issuer.

This Schedule 13D is filed with respect to the common stock of Paula Financial ("Paula Financial"), North Lake Avenue, Suite 300, Pasadena California 91101.

Item 2.		Identity and Background.

This Schedule 13D is filed by Philo Smith, Philo Smith & Co., Inc., PSCO Partners Limited Partnership, PSCO Partners Limited Partnership Two, PSCO Fund Limited, and Philo Smith Capital Corporation.

PSCO Partners Limited Partnership ("PSCO Partners") is a Connecticut limited partnership located at 695 East Main Street, Stamford, Connecticut 06901. It is an investment partnership. Its General Partners are Philo Smith, an individual, and Philo Smith & Co., Inc., a Connecticut Corporation (the "Company"), both located at 695 East Main Street, Stamford, Connecticut 06901. The principal occupation of Philo Smith is to provide financial advisory services. The principal business of the Company is to engage in corporate finance activities, to act as General Partner of PSCO Partners, and to publish a monthly journal concerning the insurance industry.

The directors of the Company are Philo Smith and James E. Inglis, 695
East Main Street, Stamford, Connecticut 06901, whose principal occupation is acting as Vice President, Treasurer and Secretary of the Company, and James A. Amen, 695 East Main Street, Stamford,
Connecticut 06901, whose principal occupation is acting as Vice President of the Company. The officers are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

PSCO Partners Limited Partnership Two ("PSCO Partners Two") is a
Connecticut limited partnership located at 695 East Main Street, Stamford, Connecticut 06901. It is an investment partnership. Its General Partner is Philo Smith Capital Corporation, a Connecticut corporation ("Capital"), located at 695 East Main Street, Stamford, Connecticut 06901. The principal business of Capital is investment management and corporate finance. Capital's directors are Philo Smith, James E. Inglis, and James A. Amen. The officers of Capital are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary; and James A. Amen, Vice
President.

PSCO Fund Limited is an open-end investment company incorporated in Bermuda and located at 6 Front Street, Hamilton 11, Bermuda. The principal business of PSCO Fund Limited is investment management. The directors of PSCO Fund Limited are Dr. Ernst Baumgartner, employed by DUNA INVEST, 1010 Wien, Ebendor Farstrasse 10/11 A, Austria, Frank
N.C. Lochan, Managing Partner, Trilon Financial Corporation, BCE Place, 181 Bay Street, P.O. Box 771, Suite 4420, Toronto, Ontario, Canada, M5J 2TE, and John C.R. Collis, Partner, Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The officers of
PSCO Fund Limited are Frank N.C. Lochan, Chairman and President and Isabella Pearson, Secretary. The investment advisor for PSCO Fund Limited is Capital.

None of the reporting persons, nor any of the other persons identified in this item has been convicted during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None, during the past five years, has been a party to a civil proceeding resulting in a judgement, decree or final order relating to securities laws. Each natural person identified above is a U.S. citizen except for Frank N.C. Lochan, a Canadian citizen, Dr. Ernst Baumgartner, an Austrian citizen and John C.R. Collis a British citizen.



Item 3.		Source and Amount of Funds or Other Consideration.

The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Partners was approximately $3,835,741
(including commissions). PSCO Partners used cash available to it for such purchases, and no borrowed funds were involved.

The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Partners Two was approximately $1,075,088
(including commissions). PSCO Partners Two used cash available to it for such purchases, and no borrowed funds were involved.

The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Fund Limited was approximately $589,723
(including commissions). PSCO Fund Limited used cash available to it for such purchases, and no borrowed funds were involved.

Item 4.		Purpose of Transaction.

The purpose of the purchases by the reporting persons has been to acquire shares for investment. Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited, and Capital may purchase additional shares of Paula Financial, from time to time, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Although none of these persons has a present intention to sell the shares anticipated to be acquired, one or all of them might determine to sell some or all of such shares based upon need for funds, price, and similar factors.

Item 5.		Interest in Securities of the Issuer.

PSCO Partners owns 500,000 shares of Paula Financial common stock, or approximately 8.2% of the outstanding shares of that class. PSCO Partners Two owns 209,300 shares of Paula Financial common stock, or approximately 3.4% of the outstanding shares of that class. PSCO Fund Limited owns 97,000 shares of Paula Financial common stock, or approximately 1.6% of the outstanding shares of that class.

Philo Smith and the Company share voting and investment power with respect to shares held by PSCO Partners. Capital has sole voting and investment power with respect to shares held by PSCO Partners Two.
Philo Smith and Capital share voting and investment power with respect to shares held by PSCO Fund Limited.

With respect to shares held by PSCO Partners, PSCO Partners Two, and PSCO Fund Limited no person other than the holder has the right or power to receive dividends from, or proceeds from the sale of, shares of Paula Financial.

By virtue of the investment and voting arrangement described above, Philo Smith and the Company beneficially own 500,000 shares of the common stock of Paula Financial, or approximately 8.2% of the outstanding, held by PSCO Partners. Capital beneficially owns 209,300shares of the common stock of Paula Financial, or approximately 3.4% of the outstanding, held by PSCO Partners Two. Philo Smith and Capital beneficially own 97,000 shares of the common stock of Paula Financial or approximately 1.6% of the outstanding, held by PSCO Fund Limited.



In the past sixty days, PSCO Fund Limited has not effected any transactions in the Common stock Paula Financial.

In the past sixty days, PSCO Partners has not effected any transactions in the Common stock Paula Financial.

In the past sixty days, PSCO Partners Two has effected the following transactions in the common stock of Paula Financial, each a sale through a normal brokerage transaction in the over-the-counter market:

Trade Date	Number of Shares	Price

09/03/03	1,000			1.3659
09/11/03	1,800			1.3299
09/24/03	1,000			1.2899
09/25/03	1,200			1.2440
09/29/03	1,000			1.3329
10/08/03	2,200			1.4224
10/20/03	1,000			1.2899
10/21/03	3,000			1.3899
10/22/03	4,000			1.402
10/23/03	2,600			1.4045

Each filing party disclaims membership with any other filing party in a "group", as that term is used in Section 13(d) (3) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. PSCO
Partners owns its shares of Paula Financial separately from PSCO Partners Two, and PSCO Fund Limited and PSCO Partners Two, and PSCO Fund
Limited own their respective shares of Paula Financial separately from each other. Although they have a common investment advisor, from whom each takes its name, and common investment goals, PSCO Partners, PSCO Partners Two, and PSCO Fund Limited have no agreement or understanding for concerted action in acquiring, holding or disposing of shares of the common stock of Paula Financial.

Item 6.		Contracts, Arrangements, Understandings or Relationships
		with Respect to Securities of the Issuer.

Apart from the agreements and relationship described above in this Schedule and the agreements between (a) the Company and PSCO
Partners, (b) Capital and PSCO Partners Two, and (c) Capital and PSCO Fund Limited, there is no contract, arrangement, understanding or relationship among Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited, and Capital, nor between those parties collectively and any person, with respect to the common stock of Paula Financial.

Item 7.		Material to be Filed as Exhibits.

Exhibit A:	Consent to joint filing.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 23rd day of October, 2003

Philo Smith
PHILO SMITH & CO., INC.
By:

Philo Smith, President

PSCO PARTNERS LIMITED PARTNERSHIP
By:

Philo Smith, General Partner

PSCO PARTNERS LIMITED PARTNERSHIP TWO
By:

Philo Smith, President of Philo Smith Capital Corporation,
General Partner

PSCO FUND LIMITED
By:

Philo Smith, General Manager PHILO SMITH CAPITAL CORPORATION
By:

Philo Smith, President



Exhibit A

CONSENT TO JOINT FILING

The undersigned agree and confirm that the Schedule 13D with respect to the common stock of Paula Financial Insurance Group, Inc. to which this consent is attached as an exhibit is, and subsequent amendments thereof will be, filed on behalf of each of the undersigned.

Dated this 23rd day of October, 2003

Philo Smith
PHILO SMITH & CO., INC.
By:

Philo Smith, President

PSCO PARTNERS LIMITED PARTNERSHIP
By:

Philo Smith, General Partner

PSCO PARTNERS LIMITED PARTNERSHIP TWO
By:

Philo Smith, President of Philo Smith Capital Corporation,
General Partner

PSCO FUND LIMITED
By:

Philo Smith, General Manager PHILO SMITH CAPITAL CORPORATION
By:

Philo Smith, President